UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): October 30, 2014

OMEGA HEALTHCARE INVESTORS, INC.
(Exact name of registrant as specified in charter)

Maryland	1-11316	38-3041398
(State of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

200 International Circle
 Suite 3500
Hunt Valley, Maryland 21030
(Address of principal executive offices / Zip Code)

(410) 427-1700
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒          Written communications pursuant to Rule 425 under the Securities Act.

☐           Soliciting material pursuant to Rule 14a-12 under the Exchange Act.

☐           Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act.

☐           Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act.

Item 1.01 Entry into a Material Definitive Agreement.

On October 30, 2014, Omega Healthcare Investors, Inc., a Maryland corporation (“Omega”), and its newly formed subsidiaries, OHI Healthcare Properties Holdco, Inc., a Delaware corporation (“Merger Sub”), and OHI Healthcare Properties Limited Partnership, L.P., a Delaware limited partnership (“Omega Operating Partnership”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Aviv REIT, Inc., a Maryland corporation (“Aviv”), and Aviv Healthcare Properties Limited Partnership., a Delaware limited partnership (the “Aviv Operating Partnership”), pursuant to which Aviv will be merged with and into Merger Sub (the “Merger”), with the Merger Sub surviving as a wholly-owned subsidiary of Omega. The Merger Agreement was unanimously approved by the Board of Directors of both Omega and Aviv.

Merger Consideration. Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Merger Effective Time”), each issued and outstanding share of Aviv common stock, par value $0.01 per share (other than shares held by Aviv or its wholly-owned subsidiaries, which shares will be canceled), shall be exchanged for the right to receive nine-tenths (0.90) of a share of Omega common stock, par value $0.10 per share (such ratio, the “Exchange Ratio,” and all such shares, the “Merger Consideration”).

Partnership Combination. The Merger Agreement provides that substantially all of the assets of Aviv and its subsidiaries that are transferred to any of Omega’s subsidiaries in connection with the Merger or as otherwise contemplated by the terms of the Merger Agreement shall be combined with substantially all of the assets of Omega and its subsidiaries in a manner such that all such assets (other than Omega’s direct and indirect equity interests in Merger Sub and the Omega Operating Partnership) are owned or held directly or indirectly through the Omega Operating Partnership, an entity taxable as a partnership for U.S. federal income tax purposes as of, or as soon as commercially practical after, the Merger Effective Time (the “Partnership Combination”). Each limited partner owning limited partner units in the Aviv Operating Partnership (other than Aviv) will own a number of limited partner units in the Omega Operating Partnership equal to the units held in the Aviv Operating Partnership at the Merger Effective Time multiplied by the Exchange Ratio; Omega and/or its subsidiaries will own a number of units in the Omega Operating Partnership equal in amount to the issued and outstanding shares of Omega common stock immediately after the Merger Effective Time. Such units may be redeemed and/or converted into Omega common stock following, initially at the rate of 1:1, (subject to adjustment as provided in the partnership agreement relating to the Omega Operating Partnership) the Merger Effective Time.

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Closing Conditions. Consummation of the Merger is subject to certain mutual conditions of the parties, including, without limitation, (i) the approval of the Merger Agreement by Aviv shareholders (the “Aviv Shareholder Approval”), (ii) the approval of the issuance of shares of Omega common stock in connection with the Merger by Omega shareholders (the “Omega Shareholder Approval”), (iii) the absence of any law, order or injunction prohibiting the Merger, (iv) the approval for listing on the New York Stock Exchange of the shares of Omega common stock to be issued in the Merger, (v) the effectiveness of the registration statement on Form S-4 pursuant to the Securities Act of 1933, as amended, to be filed by Omega for purposes of registering the shares of Omega common stock issuable in connection with the Merger and (vi) the consummation of the Partnership Combination. In addition, each party’s obligation to consummate the Merger is subject to certain other conditions, including, without limitation, (w) the accuracy of the other party’s representations and warranties (subject to customary materiality qualifiers), (x) the other party’s compliance with its covenants and agreements contained in the Merger Agreement (subject to customary materiality qualifiers), (y) the receipt of opinions confirming that each party qualifies as a real estate investment trust under the Internal Revenue Code of 1986, as amended (the “Code”); and (z) the receipt of opinions that the Merger will qualify as a tax-free reorganization under the Code. Omega expects the closing of the transaction to occur in the first quarter of 2015, although there can be no assurance as to whether or when the closing will occur.

Representations, Warranties and Covenants. Omega and Aviv have made certain customary representations, warranties and covenants to each other in the Merger Agreement, including, among others, covenants to (i) conduct their business in the ordinary course during the period between the execution of the Merger Agreement and the Merger Effective Time and (ii) not engage in certain activities between the execution of the Merger Agreement and Merger Effective Time, subject to certain exceptions. In addition, the Merger Agreement provides that Omega (i) will increase the size of its Board of Directors by three and appoint three Aviv designees, including Craig M. Bernfield, Aviv’s Chairman and Chief Executive Officer, to fill the vacancies and (ii) will recommend to its shareholders that they approve an amendment to Omega’s charter providing that directors be elected annually (to be phased in over the three succeeding annual meetings following the Merger Effective Time).

No Solicitation. From the date of the Merger Agreement until the earlier of (i) the Merger Effective Time and (ii) the termination of the Merger Agreement in accordance with its terms, Aviv is subject to customary “no-shop” restrictions on its ability to solicit Competing Proposals (as defined in the Merger Agreement) from (and to provide information to, engage in discussions with or enter into an acquisition agreement with) third parties regarding a Competing Proposal. However, the no-shop restrictions are subject to certain exceptions, including customary “fiduciary-out” provisions which allows Aviv under certain circumstances to provide information to and participate in discussions with, third parties with respect to unsolicited competing proposals.

Termination Rights; Termination Fees. The Merger Agreement contains certain termination rights for both Omega and Aviv, including, among others, (i) if the Merger is not consummated on or before May 31, 2015, subject to limited extensions in connection with financing as set forth in the Merger Agreement (the “Outside Date”), (ii) if the Aviv Shareholder Approval or the Omega Shareholder Approval is not obtained, or (iii) upon a material uncured breach by the other party that would result in a closing condition not to be satisfied.

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In connection with a termination of the Merger Agreement, Aviv may be required to pay Omega a termination fee of $65 million (the “Termination Fee”) under certain circumstances, including, without limitation, if (i) the Merger Agreement is terminated by Aviv in order to enter into a Superior Proposal (as defined in the Merger Agreement) or (ii) the Merger Agreement is terminated by Omega following an adverse change in the recommendation of the Aviv Board of Directors to Aviv shareholders relating to the Aviv Shareholder Approval. The Merger Agreement further provides that Omega may be required to pay Aviv the Termination Fee under certain circumstances, including, without limitation, if the Merger Agreement is terminated by Aviv following a change in the recommendation of Omega’s Board of Directors to Omega shareholders relating to the Omega Shareholder Approval.

The Merger Agreement has been included to provide investors with information regarding its terms. The representations and warranties set forth in the Merger Agreement have been made solely for the benefit of the other parties to the Merger Agreement. In addition, such representations and warranties (i) have been made only for the purpose of the Merger Agreement, (ii) have been qualified by the disclosures made to the other party in connection with the Merger Agreement, (iii) are subject to materiality qualifications contained in the Merger Agreement which may differ from what may be viewed as material by investors, and (iv) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as facts. Based upon the foregoing reasons, you should not rely on the representations and warranties as statements of factual information. Investors should read the Merger Agreement together with the other information concerning Omega that it publicly files in reports and statements with the Securities and Exchange Commission (the “SEC”).

Item 8.01 Other Events

Voting Agreement

In connection with its entry into the Merger Agreement, Omega entered into a Voting Agreement and Irrevocable Proxy dated October 30, 2014 with LG Aviv L.P. (the “Shareholder”), a Delaware limited partnership (the “Voting Agreement”). The Voting Agreement provides that the Shareholder will vote its shares of Aviv (which, after giving effect to an Investment Agreement dated March 25, 2013 entered into by Shareholder and Aviv, represent approximately 37% of the outstanding shares of Aviv) in favor of the Merger, subject to the terms and conditions set forth in the Voting Agreement. The Shareholder may terminate the Voting Agreement following (i) a decrease or change in the form of the Merger Consideration, or (ii) an extension of the Outside Date (other than certain permitted extensions described above). If the Shareholder breaches its obligations under the Voting Agreement, Omega has a proxy to vote the subject shares or can seek specific performance.

Ownership Limit Waiver Agreement

Omega also entered into an Ownership Limit Waiver Agreement dated October 30, 2014 by and between Omega and the Shareholder (the “Waiver Agreement”). The Waiver Agreement provides an exception from the ownership limits under Omega’s charter for the issuance of Omega common stock to Shareholder pursuant to the Merger Agreement.

The foregoing descriptions of the Merger Agreement, Voting Agreement and Waiver Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, Voting Agreement and Waiver Agreement, respectively, copies of which are attached hereto as Exhibit 2.1, Exhibit 99.1 and Exhibit 10.1, respectively, and are incorporated herein by reference.

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Cautionary Language regarding Forward-Looking Statements

This Current Report on Form 8-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements regarding Omega’s, Aviv’s or their respective operators’ or borrowers’ expected future financial position, results of operations, cash flows, funds from operations, dividends and dividend plans, financing plans, business strategy, budgets, projected costs, operating metrics, capital expenditures, competitive positions, acquisitions, investment opportunities, merger integration, growth opportunities, dispositions, expected lease income, continued qualification as a real estate investment trust (“REIT”), plans and objectives of management for future operations and statements that include words such as “anticipate,” “if,” “believe,” “plan,” “estimate,” “expect,” “intend,” “may,” “could,” “should,”, “will” and other similar expressions or the negative form of the same are forward-looking statements. Such forward-looking statements are inherently uncertain, and security holders must recognize that actual results may differ from the companies’ expectations. Neither Omega nor Aviv undertakes a duty to update such forward-looking statements, which speak only as of the date on which they are made.

Omega’s and Aviv’s actual future results and trends may differ materially depending on a variety of factors discussed in their filings with the SEC. These factors include without limitation: (a) the possibility that the proposed transactions will not close, including by the failure to obtain applicable shareholder approvals or the failure to satisfy other closing conditions under the Merger Agreement or by the termination of the Merger Agreement; (b) the possibility that the combined company will not realize estimated synergies or growth, or that such benefits may take longer to realize than expected; (c) the ability and willingness of each company’s operators, borrowers and other third parties to meet and/or perform their obligations under their respective contractual arrangements with the company, including, in some cases, their obligations to indemnify, defend and hold harmless the company from and against various claims, litigation and liabilities; (d) the ability of each company’s operators and borrowers to maintain the financial strength and liquidity necessary to satisfy their respective obligations and liabilities to third parties, including without limitation obligations under their existing credit facilities and other indebtedness; (e) each company’s success in implementing its business strategy and its ability to identify, underwrite, finance, consummate and integrate diversifying acquisitions or investments, including those in different asset types; (f) the nature and extent of future competition; (g) the extent of future or pending healthcare reform and regulation, including cost containment measures and changes in reimbursement policies, procedures and rates; (h) increases in each company’s cost of borrowing as a result of changes in interest rates and other factors; (i) the ability of each company’s operators to deliver high quality services, to attract and retain qualified personnel and to attract residents and patients; (j) changes in general economic conditions and/or economic conditions in the markets in which each company may, from time to time, compete and the effect of those changes on the company’s revenues and its ability to access the capital markets or other sources of funds; (k) each company’s ability to pay down, refinance, restructure and/or extend its indebtedness as it becomes due; (l) each company’s ability and willingness to maintain its qualification as a REIT due to economic, market, legal, tax or other considerations; (m) the ability and willingness of each company’s operators to renew their leases with the company upon expiration of the leases and each company’s ability to reposition its properties on the same or better terms in the event such leases expire and are not renewed by the operators or in the event the company exercises its right to replace an existing operator upon default; (n) year-over-year changes in the Consumer Price Index and the effect of those changes on the rent escalators and each company’s earnings; (o) each company’s ability and the ability of its operators and borrowers to obtain and maintain adequate liability and other insurance from reputable and financially stable providers; (p) the impact of increased operating costs and uninsured professional liability claims on the liquidity, financial condition and results of operations on each company’s operators and borrowers, and the ability of those operators and borrowers to accurately estimate the magnitude of those claims; (q) the impact of market or issuer events on the liquidity or value of each company’s investments in marketable securities; (r) uncertainties relating to the business operations of the operators of each company’s properties, including those relating to reimbursement by third-party payors, regulatory matters and occupancy levels; (s) regulatory and other changes in the healthcare sector; (t) changes in the financial position of each company’s operators; (u) the ability of operators in bankruptcy to reject unexpired lease obligations, modify the terms of each company’s mortgages, and impede the ability of the company to collect unpaid rent or interest during the pendency of a bankruptcy proceeding and retain security deposits for the debtor’s obligations; (v) potential changes in Omega’s credit ratings and the ratings of its debt securities; (w) to the extent additional financing is desirable in connection with the transactions related to the Merger, the possibility that such financing may not be available on terms favorable to the combined company, (x) competition in the financing of healthcare facilities; and (y) the impact of any financial, accounting, legal or regulatory issues or litigation that may affect either company or its major operators or borrowers. Many of these factors are beyond the control of the companies and their management.

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Additional Information about the Proposed Transaction and Where to Find It

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval. In connection with the proposed transaction, Omega will prepare and file with the SEC a registration statement on Form S-4, which will contain a joint proxy statement/prospectus and other documents with respect to Omega’s proposed acquisition of Aviv. Investors are urged to read the joint proxy statement/prospectus (including all amendments and supplements thereto) and other relevant documents filed with the SEC if and when they become available because they will contain important information about the proposed transaction.

Investors may obtain free copies of the registration statement, the joint proxy statement/prospectus and other relevant documents filed by Omega and Aviv with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Omega with the SEC will also be available free of charge on Omega’s website at www.omegahealthcare.com and copies of the documents filed by Aviv with the SEC are available free of charge on Aviv’s website at www.avivreit.com.

Participants in Solicitation Relating to the Merger

Omega, Aviv and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Omega’s and Aviv’s shareholders in respect of the proposed transaction. Information regarding Omega’s directors and executive officers can be found in Omega’s definitive proxy statement filed with the SEC on April 29, 2014. Information regarding Aviv’s directors and executive officers can be found in Aviv’s definitive proxy statement filed with the SEC on April 15, 2014. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed transaction if and when they become available. These documents are available free of charge on the SEC’s website and from Omega and Aviv, as applicable, using the sources indicated above.

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Item 9.01. Financial Statements and Exhibits.

(d)           Exhibits

Exhibit No.	Description of Exhibit

2.1
Agreement and Plan of Merger, dated as of October 30, 2014, by and among Omega Healthcare Investors, Inc., OHI Healthcare Properties Holdco, Inc., OHI Healthcare Properties Limited Partnership, L.P., Aviv REIT, Inc., and Aviv Healthcare Properties Limited Partnership (the Exhibits and Disclosure Letters have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be provided to the SEC upon request).

10.1	Ownership Limit Waiver Agreement, dated as of October 30, 2014, by and between Omega and LG Aviv L.P.

99.1	Voting Agreement and Irrevocable Proxy, dated as of October 30, 2014, by and between Omega and LG Aviv L.P.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OMEGA HEALTHCARE INVESTORS, INC. (Registrant)

Dated:	November 5, 2014	By:	/s/ Robert O. Stephenson
Robert O. Stephenson
Chief Financial Officer and Treasurer

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Exhibit Index

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Merger, dated as of October 30, 2014, by and among Omega, OHI Healthcare Properties Holdco, Inc., OHI Healthcare Properties Limited Partnership, L.P., Aviv REIT, Inc., and Aviv Healthcare Properties Limited Partnership (the Exhibits and Disclosure Letters have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be provided to the SEC upon request).

10.1	Ownership Limit Waiver Agreement, dated as of October 30, 2014, by and between Omega and LG Aviv L.P.

99.1	Voting Agreement and Irrevocable Proxy, dated as of October 30, 2014, by and between Omega and LG Aviv L.P.

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